Exhibit (a)(1)(xxiii)

ICN Pharmaceuticals, Inc.	International Headquarters ICN Plaza 3300 Hyland Avenue Costa Mesa, California 92626	Telephone: (714) 545-0100 Fax: (714) 641-7215 Telex: 67-0413

Contact:
Adam Weiner
Kekst and Company
212-521-4823

ICN PHARMACEUTICALS STATES IT WILL NOT INCREASE OFFER PRICE FOR RIBAPHARM SHARES

     Costa Mesa, CA, August 6, 2003 – In response to speculation by Ribapharm Inc. (NYSE: RNA) in its Amendment to Schedule 14D-9 filed yesterday with the Securities and Exchange Commission, ICN Pharmaceuticals, Inc. (NYSE: ICN) stated that it will not increase the offer price in its $6.25 per share cash tender offer for all of the outstanding shares of Ribapharm that ICN does not already own, and that any speculation to the contrary is unfounded.

     Robert W. O’Leary, Chairman and Chief Executive Officer of ICN, stated, “We want to be absolutely clear. Our $6.25 cash per share offer is final. A majority of the Ribapharm shares that ICN does not own were tendered in support of our $5.60 per share offer, and with our higher offer and the amendment of Ribapharm’s stockholder rights plan, we are confident that a sufficient number of Ribapharm shares will be tendered to our $6.25 per share offer to satisfy the revised minimum condition.”

     ICN announced Monday that in order to obtain Ribapharm’s agreement to make its rights plan inapplicable to the offer, ICN agreed to increase the offer price to $6.25 per share and to amend the minimum tender condition to require that 66 2/3% of the outstanding Ribapharm shares not held by ICN or its affiliates are tendered into ICN’s offer. Ribapharm did not agree to recommend the offer. ICN’s offer expires at 5:00 p.m., New York City time, on Tuesday, August 19, 2003.

     ICN’s Offer to Purchase and certain other documents are on file with the Securities and Exchange Commission. Ribapharm stockholders and other interested parties are urged to read ICN’s Offer to Purchase and other relevant documents filed with the SEC because they contain important information. These offering materials, together with a letter of transmittal, have been mailed to Ribapharm stockholders. Ribapharm stockholders will be able to receive such documents free of charge at the SEC’s web site, www.sec.gov, or from ICN at 3300 Hyland Avenue, Costa Mesa, CA 92626, Attn: Investor Relations.

     The Depositary for the tender offer is the American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038. The Dealer Manager for the tender offer is Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004. The Information Agent for the tender offer is Georgeson Shareholder Communications Inc., 17 State Street, 10th Floor, New York, NY 10004. Banks and brokers call collect (212) 440-9800. All others call toll free (800) 965-5215.

     ICN is an innovative, research-based global pharmaceutical company that manufactures, markets and distributes a broad range of prescription and non-prescription pharmaceuticals under the ICN brand name. Its research and new product development focuses on innovative treatments for dermatology, infectious diseases and cancer.

     FORWARD-LOOKING STATEMENTS

     This press release contains forward looking statements that involve risks and uncertainties, including, but not limited to, projections of future sales, royalty income, operating income, returns on invested assets, regulatory approval processes, competition from generic products, marketplace acceptance of the company’s products, success of the company’s strategic repositioning initiatives and the ability of management to execute them, cost-cutting measures, and other risks detailed from time to time in ICN’s SEC filings. These statements are based on management’s current expectations and involve risks and uncertainties which include whether the conditions to the tender offer will be satisfied and, following the completion of the tender offer and the consummation of the merger, ICN’s ability to successfully re-integrate Ribapharm into its operations, retain key employees, reduce costs, general economic factors and business and capital market conditions, general industry trends and changes in tax law requirements and government regulation. ICN wishes to caution the reader that these factors, as well as other factors described in ICN’s SEC filings, are among the factors that could cause actual results to differ materially from the expectations described in the forward looking statements.

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